Exhibit 99.2

Telkom Group Interim Results
for the six months ended
September 30, 2005

14 November 2005

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform
Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements, including, without limitation, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment and further liberalisation of the telecommunications market; continued reductions in Vodacom’s and Telkom’s net interconnect margins;
Vodacom’s and Telkom’s ability to expand and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other African countries;
Telkom’s ability to attract and retain key personnel; Telkom’s inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit Telkom’s ability to implement its preferred strategies; Vodacom’s continued payment of dividends or distributions to Telkom; Telkom’s ability to improve and maintain its management information and other systems and internal control over financial reporting; Telkom’s negative working capital; changes and delays in the implementation of new technologies; Telkom’s ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; health risks related to mobile handsets, base stations and associated equipment;
Telkom’s control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals and the outcome of Telkom’s hearing before the
Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies
Incorporated and others; Telkom’s ability to negotiate favorable terms, rates and conditions for interconnection services; Telkom’s ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance Management Act and Public Audit Act and the
impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South
Africa; those risks identified under the caption “Risk Factors” contained in Item 3. of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and its other filings and submissions with the SEC available on Telkom’s website at www.telkom.co.za/ir; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.
Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the comp any’s website at www.telkom.co.za/ir

Cautionary statement on forward looking statements

Chief Operating
Officer

Reuben September

Chief Financial
Officer

Kaushik Patel

Chief Corporate
Affairs Officer

Mandla Ngcobo

Chief officers

Chief Executive
Officer

Papi Molotsane

Group Highlights

Financial achievements

9.9% growth in Group operating revenue

44.5% Group EBITDA margin

37.3% growth in Group operating profit

46.3% growth in basic earnings per share

total dividend of 900 cents per share
paid on 8 July 2005

35% increase

in headline earnings
per share to 775.9
cents per share

R1.5 Billion

Share buyback
for cancellation

3,034
896
628
153
398
85
388
491
4,281
Net Profit Sept'04
Fixed Line Tax
Fixed Line Revenue
Fixed Line Other Income
Fixed Line Opex
Fixed Line Investment Income
Fixed Line Finance Charges
Total Mobile
Net Profit Sept'05

Telkom Group Interim Results September 2005

Group net profit drivers

ZAR million

R1,247bn

Delivering on strategic objectives

Fixed line
operating
profit up 29%

Customer growth and retention

32% growth in managed data network sites

42% growth in total mobile customers

161% growth in ADSL services

Operational excellence

22% improvement in fixed lines per employee

8% reduction in vehicle fleet

31% improvement in total mobile customers per
employee

Increased reliability of the network

Regulatory developments

VANS regulations

Tariff

regulation

VANS regulation published in May 2005

Final regulation approved by Minister in August 2005

Productivity factor increased from 1.5% to 3.5%

Tariffs filed effective from September 2005

Electronic
Communications Bill
(Convergence Bill)

Passed by the national assembly November 3, 2005

To be referred to the National Council of Provinces

Mobile prices S27
enquiry

Regulation of handset subsidies

Mobile prices

ICASA has yet to conclude their enquiry

Pricing colloquium

Unbundling of the local loop

Cost based access to international cables

Self-provision by VANS

The removal of ADSL caps

Fixed Line Business

Expanding services and improving efficiencies

17.5% growth in fixed-line data
revenue

Increased broadband adoption

Tariff rebalancing

Fixed-line EBITDA margin of
46.7%

Fixed-line employee expenses
reduced by 9.6%

8.1% reduction in vehicle fleet

Improved service levels

Fulfilment (Installations)

Under pressure due to high demand for certain products

Using external resources to compliment high demand
areas

Self install option for ADSL planned

Implementation of operating support system

Assurance (Repair)

Investment to increase resilience resulting in improved
network reliability

Declining fault rates

Protecting network against environmental elements

Implementation of operating support system

2,443
2,748
3,230
2003
2004
2005

Telkom Group Interim Results September 2005

Strong data and ADSL growth

32% growth in managed data
network sites to 14,316

161% growth in ADSL services to
95,290

31% growth in mobile leased
facilities

73% growth in wholesale internet
leased lines (64kbit/s) to 15,600

18% growth

in data revenue

ZAR million

-
-
-
-
-

0 - 1024kbits
in 1 sec

Home DSL512 monthly rental
Aug-05
R477
Mar-05
R599
Jan-05
R680

Telkom Group Interim Results September 2005

Increasing broadband penetration

DSL 192 and DSL 384

for R270 and R359
per month,
respectively

(effective August 1, 2005)

Price reductions

The ADSL challenge in South Africa

Long local loop length

Copper quality

The ADSL solution

Plans to introduce self install option

Improve affordability through increased speed and
price options

Shortening the loop length through technology

Silver
11%
Bronze
5%
Gold
84%

Telkom Group Interim Results September 2005

Increasing PC penetration in South Africa

Package includes

Mecer PC or notebook

Telkom Surfmore

TelkomInternet

36 month contract

Benefits

Annuity Income

Long term consumer contracts

Multiple products

4,297 sold

from launch to 31
October 2005

High Specifications
bundles most popular

Take one for IT headaches
Outsource your IT needs
to Telkom Business.
ReadyHost

Telkom Group Interim Results September 2005

Value adding ICT solutions provider

Providing integrated solutions

Tailor made solutions

Manage and operate networking services
throughout South Africa

Partnering

Success in winning network
outsourcing contracts

8.4%
6.0%
0.0%
-3.0%
-10.0%
-5.0%
-10.9%
Overall
ILD
DLD
Local
Connection
Rental
Data

Telkom Group Interim Results September 2005

Reducing cost of business in SA

Average tariff adjustments for September 2005

3% reduction
instead of allowed
increase of  0.1%

656
620
482
Sep-03 Sep-04 Sep-05

214
200
246
Sep-03 Sep-04 Sep-05

Call AUSTRALASIA
New Zealand
R100
Call AMERICAS
Canada
R100

Telkom Group Interim Results September 2005

Increase in international outgoing traffic

28% reduction

on average in
international long
distance tariffs from
January 1, 2005

ILD revenue

In ZAR million

ILD minutes

In millions

23%

(22.3%)

1,911
1,856
1,667
Sep-03 Sep-04 Sep-05

2,335
2,257
2,258
Sep-03 Sep-04 Sep-05

Telkom Group Interim Results September 2005

Price reductions in long distance calls

DLD revenue

In ZAR million

DLD minutes

In millions

10% reduction

in domestic long
distance tariffs from
September 1, 2005

(0%)

(10.2%)

Domestic long
distance call rate

80 cents

per min

Evolution
11%
Efficiencies
28%
Support
5%
Expansion
56%

Telkom Group Interim Results September 2005

Investing for new services

Capex for customer growth

ADSL services

New line growth – e.g. gated communities

Data connectivity and business systems

Links for the mobile operator 3G rollouts

Capex to evolve the network

Evolving transport network to high speed and improved
reliability

Softswitch deployment (in trial)

Software upgrade to interface with softswitch and new
services capability

Capex to increase efficiencies

Workforce management

Asset management

Customer relationship management

Operational support systems

R1.83 billion

Fixed line
(excluding subs)
capital expenditure

Mobile Business

9,592
13,487
19,122
2003
2004
2005

Telkom Group Interim Results September 2005

Strong performance from the mobile segment

41.8% growth

in total customers

23% growth in mobile operating
revenue to R8.1 billion

32.9% growth in EBITDA to R2.8
billion

34.4% EBITDA margin

66.8% growth in operating profit
to R2.1 billion

In thousands

8,522
11,346
15,773
Sep-03 Sep-04 Sep-05

2,248
2,681
4,181
Sep-03 Sep-04 Sep-05

Cell C
10%
MTN
33%
Vodacom
57%

179
165
147
Sep-03 Sep-04 Sep-05

39
20
17
Sep-03 Sep-04 Sep-05

Telkom Group Interim Results September 2005

Leading mobile operator in SA

27.7 million

Estimated mobile
customers in SA

Customers

In thousands

ARPU

In ZAR

Gross connections

In thousands

Churn

%

39%

56%

Estimated market share at
30 September 2005

1.1
1.5
Sep-04
Sep-05

6,737
18,662
102,404
BlackBerry®
3G data cards
Vodafone Live!

Telkom Group Interim Results September 2005

Successful launch of 3G service in SA

52.6% growth

in data revenue
to R447 million

SMSs transmitted

In billions

Active users on network

36%

1,070
2,141
3,349
Total
541
952
1,606
Tanzania
458
903
1,236
DRC
0
164
336
Mozambique
71
122
171
Lesotho
Sep-03 Sep-04 Sep-05

136
91
73
Tanzania
182
111
89
DRC
N/A
63
41
Mozambique
119
91
77
Lesotho
Sep-03 Sep-04 Sep-05

Telkom Group Interim Results September 2005

Strong mobile growth outside SA borders

3.3 million

mobile customers
outside of South
Africa

Customers

In thousands

ARPU per month

In ZAR

56%

Group Financials

40.6
40.6
44.5
Mar-05
Sep-04
Sep-05

26.0
25.7
32.0
Mar-05
Sep-04
Sep-05

Telkom Group Interim Results September 2005

Group profitability

61.9

217

134

Investment income

115.8

287

133

Other income

46.3

792.7

541.8

Basic earnings per share
(cents)

20.4

10,438

8,668

EBITDA

41.1

4,281

3,034

Net profit

65.2

(2,708)

(1,639)

Taxation

(20.3)

(745)

(935)

Finance charges

37.3

7,517

5,474

Operating profit

1.4

(16,226)

(15,997)

Operating expenses

9.9

23,456

21,338

Operating revenue

%

Sept’05

Sept’04

ZAR million

45% EBITDA

margin

32% operating

profit margin

Mobile
31%
Fixed-
line
69%
Mobile
23%
Fixed-
line
77%
Mobile
19%
Fixed-
line
81%

Telkom Group Interim Results September 2005

Segment contribution

September 30, 2005

OPERATING REVENUE

OPERATING PROFIT

PROFIT FOR THE
PERIOD

after inter-segmental eliminations

15,733
16,407
2,611
2,804
8,995
8,936
837
844
2,748
3,230
542
593
Total
Subscription & connections
Traffic
Interconnect
Data
Directories & other
Sep-04
Sep-05

Telkom Group Interim Results September 2005

Fixed line operating revenue

Fixed-line operating revenue (before inter-segmental eliminations)

ZAR million

4.3%

7.4%

(0.7%)

17.5%

9.4%

Strong

data growth
impacted by lower
tariffs

0.8%

11,643
11,273
3,475
3,143
2,953
3,129
1,452
1,437
1,001
945
395
367
2,367
2,252
Total
Employee expenses
Payments to other operators
SG&A
Services rendered
Operating leases
Depreciation & Amortisation
Sep-04
Sep-05

Telkom Group Interim Results September 2005

Fixed line operating expenses

Fixed-line operating expenses (before inter-segmental eliminations)

ZAR million

(3.2%)

6.0%

(4.9%)

(7.1%)

(5.6%)

(1.0%)

(9.6%)

Lower employee
costs with cost
discipline
maintained
across all
categories

EBIT (%)
26.7
32.9
Sep-04
Sep-05
EBITDA (%)
41.8
46.7
Sep-04
Sep-05

Telkom Group Interim Results September 2005

Fixed line profitability

46.7

41.8

EBITDA margin (%)

16.5

7,656

6,574

EBITDA

32.9

26.7

Operating profit margin (%)

28.5

5,404

4,207

Operating profit

%

Sept’05

Sept’04

ZAR million

Consistently
strong
operating
performance

6,573
8,088
Sep-04
Sep-05
5,322
5,995
Sep-04
Sep-05

Telkom Group Interim Results September 2005

Mobile profitability

Mobile operating revenue

ZAR million

Mobile operating expense

34% EBITDA

margin

23.0%

12.6%

26% operating

profit margin

(Before inter-segmental eliminations)

25.9
53.5
44.1
Mar-05
Sep-04
Sep-05

19.3
18.5
25.1
Mar-05
Sep-04
Sep-05

Telkom Group Interim Results September 2005

Strengthened group balance sheet

ZAR million

1.4

53,385

52,651

Total equity and liabilities

(13.1)

14,116

16,246

Current liabilities

(11.6)

10,935

12,362

Net debt

8.2

14,137

13,061

Non-current liabilities

7.7

25,132

23,344

Capital and reserves

1.4

53,385

52,651

Total assets

(7.7)

10,517

11,390

Current assets

3.9

42,868

41,261

Non-current assets

%

Sept’05

Sept’04

44% net debt

to equity

25% return

on assets

Sep-04
Sep-05
1,369
1,858
706
1,238
2,075
3,096
Fixed-line
Mobile
Total

Sep-04
Sep-05
8.7
11.3
10.7
15.3
9.7
13.2
Fixed-line
Mobile
Group

Telkom Group Interim Results September 2005

Capital investment

Capital expenditure

In ZAR millions

Capex to revenue

%

Maintained
capital
expenditure to
revenue within
guidance range
of 12% - 15%

49.2%

Group cash flow

ZAR million

(54.8)

(32.6)

951

2,645

2,105

3,927

Cash at end of period

Free cash flow

(101.2)

(1,344)

(668)

Net decrease in cash

121.5

859

(3,988)

Financing activities

(35.3)

(3,078)

(2,275)

Investing activities

(84.4)

875

5,595

Cash from operating activities

(698.7)

(4,848)

(607)

Dividend paid

14.9

8,625

7,504

Cash generated from operations

%

Sept’05

Sept’04

Our Future

Our Vision

is to be a leading customer and
employee centred ICT
solutions provider

Telkom Business

Telkom Group Interim Results September 2005

Shifts in strategic emphasis

Enhancing customer satisfaction
through customer centricity

Retaining revenue and generating
growth

Evolving the network to a next
generation network in a order to
support profitable growth through prudent
cost management

Engage our employees

Reposition Telkom stakeholder
management to create healthy
external relationships

Driving shareholder
returns

Delivering shareholder value

Customer centricity

Customer service excellence

Full spectrum of ICT solutions

Converged solutions services

Growth engines

Broadband acceleration

Data services

Triple play services

Cellular & Fixed Mobility

Outside SA

Stakeholder
relations

Honest and transparent

Mutually beneficial

Good corporate citizen

Enabled
through our
people and a
next generation
network

Financial outlook for March 2006

2006 EBITDA margin target is to achieve 40% and
above

EBITDA margin is expected to be impacted by the
introduction of competition, price reductions in data
services and more aggressive rollout of IP network

Capital expenditure in 2006 is expected to be closer to
the top end of our guidance of 12%-15% as we more
aggressively rollout ADSL and our IP network

Debt levels are expected to be maintained to achieve net
debt to equity ratio of 50%-70%

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Telkom Group Interim Results September 2005

Investor relations

telkomir@telkom.co.za
Tel:  +27 12 311 5720
Fax: +27 12 311 5721